SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6 )1

LiveWire Mobile, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53837P102
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626, (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 23, 2009
(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53837P102	13D/A6	Page	2	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		9,521,512

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,521,512

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,521,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14	TYPE OF REPORTING PERSON

IN

     This constitutes Amendment No. 6 (this “Amendment No. 6”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated December 1, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of LiveWire Mobile, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was approximately $6,373,977.00.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     This Amendment No. 6 is being filed to report that, on July 23, 2009, Ms. Singer and Lloyd I. Miller, III (“Mr. Miller”) jointly sent a letter (the “Letter”) to the Issuer expressing their concerns about the Issuer’s strategic direction and governance practices of the Issuer’s Board of Directors (the “Board”) and members of management (“Management”) and requesting a meeting to discuss such concerns. Specifically, the Letter reflected Ms. Singer’s and Mr. Miller’s shared belief that a recent stock option grant to Management that was approved by the Board reflects a strike price that is less than the per share value of the Issuer’s cash position. While Ms. Singer and Mr. Miller share a common belief with respect to the performance of the Board and Management and the fact that changes must be implemented to maximize shareholder value, they do not have an agreement with respect to acquiring, holding, voting or disposing of the Common Stock, and Ms. Singer makes independent investment decisions with respect to such matters.
     A copy of the Letter is attached hereto as Exhibit 99.1.
     Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     By virtue of the shared concerns expressed in the Letter, Ms. Singer and Mr. Miller may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each member may be deemed to beneficially own the shares of Common Stock beneficially owned by the members of the group as a whole. As of July 23, 2009, Ms. Singer and Mr. Miller may be deemed to beneficially own in the aggregate 18,755,334 shares of Common Stock (which represents approximately 40.8% of the outstanding shares of Common Stock). Mr. Miller, whose principal place of business is 4550 Gordon Drive, Naples, Florida, 34102, beneficially owns 9,233,822 of such shares as (i) an investment advisor to the trustee of certain trusts, (ii) manager of the limited liability company that is general partner of a certain limited partnership, (iii) settlor of an individual retirement account and (iv) an individual. Mr. Miller is a citizen of the United States and his principal occupation is investing assets by or on behalf of his family.
     Ms. Singer expressly disclaims being in a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with Mr. Miller. Ms. Singer further disclaims beneficial ownership of shares of Common Stock that are beneficially owned by Mr. Miller.
     (a) Ms. Singer is the beneficial owner of 9,521,512 shares of Common Stock of the Issuer as trustee of the Trust, comprising approximately 20.7% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transaction in shares of Common Stock of the Issuer on the open market since the filing of Amendment No. 5:

		No. of
		Shares
Transaction	Trade date	Purchased	Price/share
Purchase	7/8/2009	100,000	$0.145
Purchase	7/20/2009	285,000	$0.15
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1 Letter, dated July 23, 2009

4

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2009

/s/ Karen Singer
Karen Singer

5